Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Launches Mobile Game; First of Multiple

New Strategic Growth Initiatives for 2014

TAIPEI, Taiwan, March 5, 2014 – GigaMedia Limited (NASDAQ: GIGM) announced today that it released the mobile strategy card game Three Kingdoms Partner for Android devices.

The game launch is the first of several initiatives planned for 2014 to strengthen and expand GigaMedia’s online game business with new mobile/browser games and social casino games.

“This launch marks an important first step in re-aligning our game business with market growth,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “We will continue to add new mobile, browser, and social casino games this year and are confident our growth initiatives will drive strong growth in our player base and accelerating revenues in 2014.”

Three Kingdoms Partner is a free-to-play mobile game based on one of the most beloved and widely read historical novels in Asia, Romance of the Three Kingdoms. Gameplay revolves around strategic composition of game cards to win battles. Players can collect game cards; cards represent legendary characters and combat and challenges are based on famous battles and events. Players can also make in-app purchases that facilitate gameplay.

Three Kingdoms Partner is now available for download on Google Play in traditional Chinese in Taiwan, Hong Kong, Macau, Singapore, Malaysia, and Thailand; an iOS version launch on the App Store is planned for later this year.

The game was created by Shenzen-based game developer LodoGame.

GigaMedia has exclusive rights to operate Three Kingdoms Partner in Taiwan, Hong Kong, Macau, Singapore, Malaysia, and Thailand for two years.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain  factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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